JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

November 5, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

CTT Pharmaceutical Holdings, Inc. f/k/a Mindesta Inc.

Amended Annual Report on Form 10-K

Filed October 8, 2015

File No.  000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated October 20, 2015.

1. With respect to comment No. 1, the Company filed a Form 8-k with the Commission on November 3, 2015 providing the disclosure required by Item 4.02 of Form 8-K.

Request is hereby made that the Company be granted until November 18, 2015 to file its amended quarterly reports for the periods ended March 31, and June 30, 2015

Thanking you in advance for your cooperation in this matter.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

CTT PHARMACEUTICAL HOLDINGS, INC.

(Stationary)

November 5, 2015

Securities and Exchange Commission

Washington, D.C.  20549

Re:

CTT Pharmaceutical Holdings, Inc.

Amended Annual Report on Form 10-K

Filed October 8, 2015

File No.  000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated October 20, 2015.

The undersigned, on behalf of CTT Pharmaceutical Holdings, Inc. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer